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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of __________________________________________________August_2007

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

Executive Offices

1.  Press Releases: August 9, 2007; August 21, 2007

2.  Un-audited Interim Financial Statements: Second Quarter Ended 6/30/2007

    Form 52-109FT2: CEO Certification of Interim Filings

    Form 52-109FT2: CFO Certification of Interim Filings

    Second Quarter Interim Financial Statements: Management’s Discussion/Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (05-07)  Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Thursday, August 9th, 2007

Press Release

SOURCE: Portrush Petroleum Corporation

TSX- V Symbol: PSH

OTCBB Symbol: PRRPF

www.portrushpetroleum.com

Portrush Grants Stock Options

Vancouver, August 9th, 2007 – Portrush Petroleum Corporation (the “Company”) announced that it has granted incentive stock options to directors, officers and employees to purchase up to 950,000 common shares at $0.10 per share for a period of three years expiring August 9, 2010.

About Portrush Petroleum Corporation:

Portrush Petroleum is a rapidly growing oil and natural gas exploration and production company focused on its core properties: the Lenox project, located in the Michigan Basin of the state of Michigan, and the Mission River Development project, situated in Refugio and Goliad Counties, Gulf Coast, Texas.

To find out more about Portrush Petroleum Corporation visit our website at

www.portrushpetroleum.com

ON BEHALF OF THE BOARD

Mr. Martin Cotter

President & Director

CONTACT INFORMATION

Portrush Petroleum Corporation

Telephone 604-696-2555

          866-939-2555

          info@portrushpetroleum.com

The TSX Venture Exchange has not reviewed this press release and has neither approved nor disapproved the information contained in this press release.  The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties.  Actual events or results could differ materially from the Company's expectations and projections.

Press Release

                      Tuesday, August 21st, 2007

SOURCE: Portrush Petroleum Corporation

TSX- V Symbol: PSH

OTCBB Symbol: PRRPF

www.portrushpetroleum.com

Portrush Announces Next Well in Mission River

Vancouver, August 21st. 2007 – Portrush Petroleum Corporation wishes to announce that field operations have begun in preparation to drill the next well on the Mission River lease. The well will be drilled to a depth of 7,950 feet and is anticipated to take approximately fourteen days to drill.

Four drilling units (40 acres per unit) are being surveyed and a “Permission To Drill” application for the first location is being prepared for filing with the Texas Railroad Commission in Austin Texas. This well location will be constructed immediately and the operator is working with the drilling rig company to schedule the rig move to the drillsite.

The operator anticipates drilling the first well will confirm the results of the 3-D seismic data shot in December, 2006 and January, 2007 and thoroughly reviewed since the completion of the Scanio Sheldon No. 8 drilled earlier this year. The re-worked seismic clearly identifies the intended payzones expected to be penetrated by this first well. A successful well would then be followed by three additional wells.

The Mission River lease is being developed by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from 2,000 to 8,800 feet.  Portrush has a 10% working interest in the field. To date nine wells have been drilled and all nine wells have been placed on production.

About Portrush Petroleum Corporation:

Portrush Petroleum is a rapidly growing oil and natural gas exploration and production company focused on its core properties: the Lenox project, located in the Michigan Basin of the state of Michigan, and the Mission River Development project, situated in Refugio and Goliad Counties, Gulf Coast, Texas.

To find out more about Portrush Petroleum Corporation visit our website at  www.portrushpetroleum.com.

ON BEHALF OF THE BOARD

Mr. Martin Cotter

President  & Director

CONTACT INFORMATION

Portrush Petroleum Corporation

Telephone   604 696 2555

       866 939 2555

info@portrushpetroleum.com

The TSX Venture Exchange has not reviewed this press release and has neither approved nor disapproved the information contained in this press release. The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

SIX MONTH PERIOD ENDED

JUNE 30, 2007

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended June 30, 2007.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	June 30, 2007	December 31, 2006

ASSETS

Current
Cash	$ 168,863	$ 50,691
Receivables	80,206	127,873
Prepaids	25,680	22,559

	274,749	201,123

Advances on oil and gas properties	-	62,599
Oil and gas properties (Note 3)	1,338,670	1,347,654

	$ 1,613,419	$ 1,611,376

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 89,600	$ 58,616

Future site restoration	10,494	10,494

	100,094	69,110

Shareholders' equity

Capital stock (Note 4)	13,502,187	13,508,437
Share subscriptions received in advance (Note 4)	90,000	-
Contributed surplus (Note 4)	499,604	486,968
Deficit	(12,578,466)	(12,453,139)

	1,513,325	1,542,266

	$ 1,613,419	$ 1,611,376

Nature and continuance of operations (Note 2)

On behalf of the Board:

	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Month Period Ended June 30, 2007	Three Month Period Ended June 30, 2006	Six Month Period Ended June 30, 2007	Six Month Period Ended June 30, 2006
REVENUE
Oil and gas revenue, net of royalties	$ 102,713	$ 228,986	$ 237,882	$ 379,797

DIRECT COSTS
Depletion	59,658	30,965	113,873	54,845
Operating expenses	18,490	102,239	42,321	135,415
Total direct costs	(78,148)	(133,204)	(156,194)	(190,260)

EXPENSES
Consulting and administration fees	23,183	30,094	27,917	32,399
Investor relations	11,050	19,867	31,855	34,392
Management fees – related party	21,028	19,785	41,555	40,618
Office and miscellaneous	18,723	8,289	30,709	24,218
Professional fees	21	10,458	20,506	36,386
Shareholder costs	6,437	10,336	10,438	10,336
Stock-based compensation	12,636	204,400	12,636	204,400
Transfer agent and regulatory fees	7,181	7,491	12,946	15,879
Travel and promotion	4,712	6,945	10,163	6,945

Total expenses	(104,971)	(317,665)	(198,725)	(405,573)

Loss before other items	(80,406)	(221,883)	(117,037)	(216,036)

OTHER ITEMS
Foreign exchange gain (loss)	(10,842)	(12,293)	(8,290)	(10,272)

Total other items	(10,842)	(12,293)	(8,290)	(10,272)

Net income (loss) for the period	(91,248) ()	(234,176)	(125,327)	(226,308)

Deficit, beginning of period	(12,487,218)	(12,010,154)	(12,453,139)	(12,018,022)

Deficit, end of period	$ (12,578,466)	$ (12,244,330)	$ (12,578,466)	$ (12,244,330)

Basic and diluted earnings (loss) per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding	43,746,155	44,030,495	43,788,462	43,842,632

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Month Period Ended June 30, 2007	Three Month Period Ended June 30, 2006	Six Month Period Ended June 30, 2007	Six Month Period Ended June 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$ (91,248)	$ (234,176)	$ (125,327)	$ (226,308)
Items not affecting cash:
Depletion	59,658	30,965	113,873	54,845
Stock-based compensation	12,636	204,400	12,636	204,400

Changes in non-cash working capital items:
(Increase) decrease in receivables	4,284	(73,627)	47,667	(104,696)
Increase (decrease) in prepaids	998	(26,418)	(3,121)	(38,918)
Increase (decrease) in accounts payable and accrued liabilities	26,543	22,016	30,984	(3,669)

Cash provided by (used in) operating activities	12,871	(76,840)	76,712	(114,346)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from (repaid to) related parties	-	-	-	(16,571)
Proceeds from issuance of capital stock	-	18,750	-	93,750
Share subscriptions received in advance	90,000	-	90,000	-
Capital stock purchased for cancellation	-	-	(6,250)	-

Cash provided by financing activities	90,000	18,750	83,750	77,179

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property expenditures	-	-	(43,612)	-
Oil and gas property recoveries	-	1,925	1,322	12,939

Cash used in investing activities	-	1,925	(42,290)	12,939

Change in cash position during the period	102,871	(56,165)	118,172	(24,228)

Cash position, beginning of period	65,992	221,483	50,691	189,546

Cash position, end of period	$ 168,863	$ 165,318	$ 168,863	$ 165,318

Supplemental disclosure with respect to cash flows (Note 5)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATIO

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2007

(Unaudited – Prepared by Management)

1.

BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiary Portrush Petroleum (US) Corporation (collectively "the Company"). Significant inter-company transactions have been eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. Certain comparative figures have been reclassified to conform with the current year’s presentation. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes for the year ended December 31, 2006. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties. The Company has two properties located in the United States. It has a 22.5% working interest in a prospect located in Michigan, U.S.A. and a 10% working interest in certain oil and gas leases located in Texas, U.S.A.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

	June 30, 2007	December 31, 2006

Working capital	$ 185,149	$ 142,507
Deficit	(12,578,466)	(12,453,139)

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2007

(Unaudited – Prepared by Management)

3.

OIL AND GAS PROPERTIES

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	June 30, 2007	December 31, 2006
Oil and gas properties:
U.S.A., proved	$ 2,941,603	$ 2,879,005
Canada, unproved	151,907	109,616

	3,093,510	2,988,621

Less: Accumulated depletion	(1,754,840)	(1,640,967)

	$ 1,338,670	$ 1,347,654

At June 30, 2007, the oil and gas properties include $151,907 (December 31, 2006 - $109,616) relating to unproved properties that have been excluded from the depletion calculation.

Ontario prospects, Canada

The Company has an agreement to acquire a 5% working interest in a prospect located in Ontario, Canada in exchange for funding 50% of the project costs by paying US$120,000. The Company will receive a payout of all costs incurred plus a 5% working interest in the prospect.

The Company has incurred acquisition costs of $63,621 on an additional prospect located in Ontario, Canada. During the six month period ended June 30, 2007, the Company was granted a drill permit for this prospect. The Company intends to retain more than a 50% interest in the project.

Michigan, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A.

Texas, U.S.A.

The Company acquired a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling US$1,044,000.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2007

(Unaudited – Prepared by Management)

3.

OIL AND GAS PROPERTIES (cont’d…)

The full cost ceiling test results as of December 31, 2006 resulted in no impairment of evaluated oil and gas properties. The future prices used in the December 31, 2006 ceiling test are as follows:

	Natural Gas (Cdn $/Mmbtu)	Oil (Cdn $/Bbl)

2007	$ 8.56	$ 75.74
2008	9.16	73.41
2009	8.97	69.92
2010	8.74	65.84
2011	8.97	61.76

A ceiling test was not performed at June 30, 2007.

4. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
100,000,000 common voting shares, no par value

Issued and outstanding:
Balance, December 31, 2006	43,758,792	$ 13,508,437	$ 486,968
Stock-based compensation	-	-	12,636
Purchased for cancellation	(50,000)	(6,250)	-

Balance, June 30, 2007	43,708,792	$ 13,502,187	$ 499,604

Common shares returned to treasury

On November 14, 2006, the Company filed a notice of intention to undertake a normal course issuer bid with the British Columbia Securities Commission for up to 5% of the Company’s issued share capital (2,200,000 common shares) over a 12 month period. The issuer bid was approved by the TSX Venture Exchange. During the six month period ended June 30, 2007, the Company purchased 50,000 common shares for $6,250 to return to treasury.

Private placement

During the period the Company arranged a non-brokered private placement financing of 1,500,000 units for gross proceeds of $150,000. Each unit consists of one common share and one warrant entitling the holder to purchase one additional common share at an exercise price of $0.12 per share for 24 months. The financing is subject to regulatory approval. As at June 30, 2007, the Company had received $90,000 in subscription proceeds. Subsequent to the period, the Company closed and completed the private placement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2007

(Unaudited – Prepared by Management)

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the market price of the Company’s common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

The following incentive stock options and share purchase warrants were outstanding at June 30, 2007:

	Number of Shares	Exercise Price	Expiry Date

Options	100,000	$ 0.15	August 11, 2007 (subsequently expired)
	600,000	0.15	September 1, 2007
	150,000	0.15	December 15, 2007
	300,000	0.18	June 8, 2008
	1,600,000	0.15	April 10, 2009
	300,000	0.15	April 25, 2009
	175,000	0.15	October 31, 2009
	100,000	0.15	November 30, 2009
	325,000	0.10	May 31, 2010

Warrants	2,000,000	0.15	September 14, 2007

On January 12, 2007, 250,000 stock options exercisable at $0.15 expired unexercised.

On April 27, 2007, 305,000 stock options exercisable at $0.15 expired unexercised.

Stock-based compensation

The Company granted 325,000 (2006 – 1,900,000) stock options during the current period, resulting in stock-based compensation expense under the Black-Scholes pricing model of $12,636 (2006 - $204,400), with a corresponding credit to contributed surplus on the balance sheet.

The following weighted average assumptions were used for the Black-Scholes valuation of stock options issued during the period:

	2007	2006

Risk-free interest rate	4.55%	4.14%
Expected life of options	3 years	3 years
Annualized volatility	51.43%	96.64% ~ 102.10%
Dividend rate	0.00%	0.00%

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

JUNE 30, 2007

(Unaudited – Prepared by Management)

5.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2007	2006
Cash paid during the period for interest	$ -	$ -
Cash paid during the period for income taxes	$ -	$ -

During the six month period ended June 30, 2007 the Company incurred $1,322 in recoveries through receivables.

There were no significant non-cash transactions during the six month period ended June 30, 2006.

6.

RELATED PARTY TRANSACTIONS

The Company paid or accrued management fees of $41,555 (2007 - $40,618) to a director.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

7.

SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry and 100% of the revenues have been generated in the U.S.A.

The total amount of capital assets attributable to Canada is $151,907 (December 31, 2006 - $91,525) and the total amount of capital assets attributable to the U.S.A. is $1,186,763 (December 31, 2006 - $1,411,932).

8.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

9.

SUBSEQUENT EVENTS

Private Placement Completed

On July 10, 2007, the Company announced the completion of a 1,500,000 unit private placement at $0.10 per unit for gross proceeds of $150,000.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.12 until July 10, 2009. A finder’s fee of 7.5% on $75,000 of the offering was paid by the issuance of 53,571 common shares.

All shares and warrants are subject to a four month hold period from the date of issuance.

Stock Options Granted

On August 9, 2007, the Company announced that it granted 950,000 incentive stock options to directors, officers and employees.  The options are exercisable at $0.10 per share until August 9, 2010.

FORM 52-109F2 -  CERTIFICATION OF INTERIM FILINGS

I, Martin Cotter, Director and performing functions similar to that of a Chief Executive Officer of Portrush Petroleum Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Portrush Petroleum Corp. (the issuer) for the period ending June 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 29th,  2007

/s/ Martin Cotter

_________________________________

Martin Cotter

Director

FORM 52-109F2 -  CERTIFICATION OF INTERIM FILINGS

I, Martin Cotter, Director and performing functions similar to that of a Chief Financial Officer of Portrush Petroleum Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Portrush Petroleum Corp. (the issuer) for the period ending June 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August  29th, 2007

/s/ Martin Cotter

________________________________

Martin Cotter

Director

Form 51-102F1

MANAGEMENT'S DISCUSSION & ANALYSIS

Portrush Petroleum Corporation

MD&A

Description of Business and effective Date of this Report

Portrush Petroleum Corporation (“Company”) is a junior oil and natural gas exploration and production company. The Company is focused on its core properties: the Lenox project, located in the Michigan Basin of the state of Michigan, and the Mission River project, situated in Gulf Coast, Texas. The Lenox project has two oil wells on production and the Mission River project has nine gas wells on production. Portrush is a reporting issuer publicly traded on the TSX Venture Exchange under the symbol PSH.

This discussion should be read in conjunction with the financial statements and related notes of the Company for the period ended June 30, 2007 (the "Financial Statements").  The information in this Management Discussion and Analysis (“MD&A”) contains forward-looking information or statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The information contained in this report is made as of August 28, 2007.

2007 Highlights

•

The Mission River field in Texas has nine wells on production and total daily production from the field is approximately 2 million cubic feet of gas and 90 barrels of oil.

•

The Company holds a 10% working interest in the Mission River Project. McAlester, the operator of the project has decided to proceed with a new multi-well drilling program on the property and expects to drill the first well of the new program in September, 2007.

•

In the third quarter, the Company will drill a new development gas well in Ontario in which it holds a 90% working interest.

•

Reported oil and gas revenues for the 6 month period ended June 30, 2007 was $237,882 compared to $379,797 for the same period in 2006, with a reported net loss of $0.01 per share for the period in 2007 compared to a net loss of $0.01 per share for fiscal 2006. The Mission River gas pipeline was shut down in the month of April due to construction which resulted in reduced revenue for the period.

Properties of the Company

Ontario prospect, Canada

The Company has negotiated leases on a gas prospect located in the Moore Township, Lambton County, Southwestern Ontario, Canada. The prospect is located in the heart of a gas storage area on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno. During the six month period ended June 30, 2007, the Company was granted a drill permit for this prospect. The Company intends to retain more than a 50% interest in the project. and drilling is expected to commence in the third quarter.

Mission River Project, Texas

In Texas, the Company has a joint venture with the McAlester Fuel Company of Houston, Texas to develop the Mission River Project, situated in Refugio and Goliad Counties, Gulf Coast, Texas. The Company owns a 10% working interest in the project.

The initial twelve (12) well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet; The first well was spudded on April 30th 2004 and eight additional wells have since been drilled and completed as gas wells. Nine wells are currently on production. A gas pipeline runs through the property.

During the six month period ended June 30, 2007, the Company received notice from the operator that it has commenced drilling the next deep step utilizing a patterson-UTI drilling rig capable of drilling to 8,500 with a 4” pipe. The well has been named Scanio-Hawn No.1. The operator recently completed a 3-D seismic shoot on the property and has used the data to enhance the Scanio-Hawn location. A well was drilled to a depth of approximately 8,600 feet. It encountered hydrocarbon bearing standstones within the main target zone. One of the zones was perforated and the well was placed on production.

The operator further announced that plans have been finalized to drill four additional wells. The wells will be drilled to intersect the 7,800 foot interval found present and capable of production in the Scanio/Shelton No. 6 & 7 wells. Preparations to drill the first well commenced subsequent to the period.

Lenox Project, Michigan

In June 2000, the Company acquired a 25% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan.

The Company focused its efforts on the Lenox project in Macomb County, SE Michigan where the Company earned a 22.5% working interest. At present the Company has two oil wells on production and excess gas is being flared.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin.

Exploration Risks

Oil and gas exploration and development involves significant risks. Few wells which are drilled are developed into commercially producing fields. Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred.  The Company’s estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration cost will not exceed projected cost.

Results of Operations

The Company’s accounting policy is to record its oil and gas properties at cost. Exploration and development expenditures relating to oil and gas properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

During the six month period ended June 30, 2007, the Company recorded gross revenue of $237,882 compared with $379,797 in 2006. Well operating expenses were $42,321 compared with $135,415 in the previous year and the Company recorded depletion expenses of $113,873 compared with $54,845 in the previous year. The Mission River gas pipeline was shut down in the month of April due to construction which resulted in reduced revenue for the period.

General and administration expenses were $198,725 compared with $405,573 for the same period in 2006. General and Administrative expenses decreased when compared to the same period in the previous when stock-based compensation expense, a non-cash charge of $12,636 (2006 - $204,400) is excluded. The Company expects general and administrative expenses to remain relatively constant as the Company expects its level of activity to remain the same for remainder of the year. The Company paid or accrued to the President of the Company management fees of US$6,000 per month.

Summary of Quarterly Results

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2005	Total Revenue	157,958	146,856	173,355	115,429
	Net Loss	(2,425)	(113,576) (1)	(2,207) (2)	(42,040) (3)
	Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)

2006	Total Revenue	150,811	228,986	205,098	192,560
	Net Income (loss)	7,868(4)*	(234,176)(5)	(40,487) (6)	(167,322)(7)
	Basic and diluted (loss) per share	0.01*	(0.01)	(0.01)	(0.01)

2007	Total Revenue	135,139	102,713
	Net Income (loss)	(73,191)	(91,248) (8)
	Basic and diluted (loss) per share	(0.01)	(0.01)

During the quarter, the Company recorded stock based compensation expenses of (1) $Nil, (2) $2,876, (3) $42,645,

(4) $9,540, (5) $204,400, (6) $6,889, (7) $20,731, (8) $12,636

*Income

Liquidity

The Company does not have sufficient financial resources to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing and public financing. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

During the period the Company arranged a non-brokered private placement financing of 1,500,000 units for gross proceeds of $150,000. Each unit consists of one common share and one warrant entitling the holder to purchase one additional common share at an exercise price of $0.12 per share for 24 months. The financing is subject to regulatory approval. As at June 30, 2007, the Company had received $90,000 in subscription proceeds. Subsequent to the period, the Company closed and completed the private placement.

Investor Relations

The Company will continue its corporate awareness program with the aim of enhancing the Company's visibility and foster a clear understanding of its performance and strategic direction. On June 7, 2006, Allan McGirr joined the Company as an investor relations consultant. Mr. McGirr was granted stock options to purchase 300,000 common shares at $0.18 per share expiring June 8, 2008 and was paid $2,500 per month on a month to month basis.

Share Buy Back Program

In December, 2006 the Company initiated a share buy-back program whereby the Company may purchase up to 2,200,000 (up to 5% of the Company’s issued share capital) of its common shares over the next 12 months through the facilities of the TSX Venture Exchange. To date, the Company has purchased 350,000 shares for $46,250. All of the shares will be cancelled over the course of the buy-back program.

Outstanding Share Data

The following table summarizes the outstanding share capital as at August 28, 2007:

Common shares	45,262,363

Stock options	4,500,000

Warrants	3,500,000

(See Note 4 of the financial statements for additional detail)

Capital Resources

The Company has not entered into a property option agreement that requires the Company to meet certain yearly exploration expenditure requirements.

Off-Balance Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

The Company paid or accrued management fees of US$6,000 per month to a director, Martin Cotter for his services as the President of the Company.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment. Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Financial Instruments

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Internal Controls over Financial Reporting

Management has established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to it in a timely manner, particularly during the period in which the annual filings are being prepared. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as at the date of this report, and believes them to be effective in providing such reasonable assurance.

Management is also responsible for the design of internal controls over financial reporting within the Company in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (“GAAP”). Management has evaluated the design of the Company’s internal controls and procedures over financial reporting as of the end of the period covered by the interim filings, and believes the design to be sufficient to provide such reasonable assurance.

In addition, because of the size of the Company and the small number of staff, the Company must rely upon various advisers and consultants to assist with the various regulatory disclosure requirements, and as such these advisors and consultants form part of the disclosure controls and procedures.

During the reporting period, the Company made changes to its system of internal controls that did not materially affect internal control over financial reporting.

Outlook

The Company's primary focus for the foreseeable future will be on reviewing its financial position and the ability to finance new business ventures in the oil and gas industry.

Additional Information

Additional information related to the Company is available for view on SEDAR at www.sedar.com and at www.portrushpetroleum.com.

Subsequent events

Private Placement Completed

On July 10, 2007, the Company announced the completion of a 1,500,000 unit private placement at $0.10 per unit for gross proceeds of $150,000.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.12 until July 10, 2009. A finder’s fee of 7.5% on $75,000 of the offering was paid by the issuance of 53,571 common shares.

All shares and warrants are subject to a four month hold period from the date of issuance.

Stock Options Granted

On August 9, 2007, the Company announced that it granted 950,000 incentive stock options to directors, officers and employees.  The options are exercisable at $0.10 per share until August 9, 2010.

Next Well in Mission River

The Company announced that field operations began in preparation to drill the next well in the Mission River property in Texas. The well will be drilled to a depth of 7,950 feet and is anticipated to take approximately 14 days. A total of four wells will be drilled.  The Company has established a credit facility to finance future cash calls on the project.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 000-27768

(Registrant)

Date: August 30, 2007         By: /s/ Neal Iverson__________________________

                                      Neal Iverson, Director